Mail Stop 4561
Via fax (214) 292-8407

October 30, 2008

P. Morgan McCune
President and CEO
Triple A Medical, Inc.
604 Creekview
Ovilla, TX 75154

> **Re:** **Triple A. Medical**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed on April 10, 2008**
> **Forms 10Q for the Quarter Ended March 31, 2008 and June 30, 2008**
> **Filed on May 15, 2008 and August 18, 2008, respectively**
> **File No.: 333-142979**

Dear Mr. McCune:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief